

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2024

Kuai Leong
Senior Deputy General Counsel and Deputy Corporate Secretary
UNITEDHEALTH GROUP INC
9900 Bren Road East
Minnetonka, MN, 55343

Re: UNITEDHEALTH GROUP INC
Form 8-K filed February 22, 2024
File No. 001-10864

Dear Kuai Leong:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology